Exhibit 99.1

FORWARD-LOOKING STATEMENTS AND RISKS AND FUTURE FACTORS IMPACTING TELLABS

Except for historical information, the matters discussed or incorporated by reference in Part I of this report may include forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates and assumptions, based on the information available at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “intend,” “likely,” “will,” “should,” “could” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: economic changes impacting the telecommunications industry; financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; the impact of customer and vendor consolidation; new product acceptance; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; manufacturing efficiencies; research and new product development; protection and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; availability and terms of future acquisitions; uncertainties relating to synergies, charges, and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company’s filings with the SEC. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking statements in determining whether to buy, sell or hold any of our securities. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with our financial statements and related notes and management’s discussion and analysis included in our SEC filings from time to time.

Our operating results will fluctuate, which may cause volatility in our stock price.

Our operating results have varied significantly from quarter to quarter, and our operating results can be expected to continue to fluctuate, due to a variety of factors, many of which are beyond our control. These factors include, but are not limited to:

•	changing conditions in the telecommunications market and in the U.S. and global economy in general;

•	the volume and timing of orders from and shipments to customers;

•	the timing of, and our ability to obtain, new customer contracts;

•	the timing of, and our ability to recognize revenue for, product and service sales;

•	the potential deferral of customer acceptance of new products compared to our legacy products;

•	the market acceptance of new and enhanced versions of our products and services;

•	variations in the mix of products and services we sell, which currently includes, one element of our fiber to the premise (“FTTP”) system which we currently sell to Verizon at a negative gross profit margin until we are able to reduce unit costs;

•	our utilization of production capacity and employees, and our ability to manufacture and ship products efficiently;

•	the availability and cost of key components;

•	introductions or announcements of new products by competitors;

•	changes in accounting rules, such as expensing employee stock option grants;

•	our ability to integrate and operate acquired businesses and technologies; and

•	seasonality, which has often caused revenues to differ from quarter to quarter.

Our recent operating results may not be a good predictor of our results in future periods. Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be adversely affected. The failure to meet the expectations of the investment community may cause our stock price to decline, possibly substantially. A significant stock price decline could result in litigation, which could be costly, lengthy and divert management’s attention and resources from business operations.

The market for communications equipment products and services is rapidly changing.

The market for communications network equipment, software and integration services is rapidly changing. Our success will depend in part on our ability to develop successfully and introduce new products that are accepted in markets in which we will operate. We will not be able to predict with certainty technological trends or new products in the market. In addition, we will not be able to predict whether our products and services will meet with market acceptance or be profitable. We may not be able to compete successfully, and competitive pressures may adversely affect our business, financial condition, operating results or prospects.

Demand for our products may decrease if we are unable to anticipate and adapt rapidly to changing technology and customer requirements.

The communications industry is characterized by rapid technological advancement. Companies in the industry face evolving industry standards, changing market conditions, and frequent new product and service introductions and enhancements. The introduction of new products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers’ changing demands.

In addition, new product developments often require long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and anticipate continuing to invest, substantial resources for the development of new products. These investments often must be made before knowing whether the resulting new product will meet with market acceptance or result in revenue. For example, we will continue to incur costs and expenses in preparation for the deployment of our FTTP systems, which may precede the generation of revenues from FTTP systems.

We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new product solutions. These new solutions and enhancements must meet the requirements of current and prospective customers and must achieve significant market acceptance. In addition, some of our customer agreements, particularly those with large customers, may contain provisions for payments that are tied to key milestones related to the availability of new product features. For example, our agreement with Verizon to provide FTTP systems has several provisions requiring compensation payments to Verizon for failure to meet key milestones or provide product features by specified dates. We could experience an offset to revenues and reduced net income in future quarters due to penalties imposed under customer agreements as a result of failures to comply with contractual terms. In fact, we have paid penalties toVerizon in the past for missing agreed upon milestones. If we fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, financial condition, operating results or prospects could be adversely affected.

Our new products will be early in their life cycles and will face challenges for market acceptance.

We have made and will continue to make significant investments in new products. These new products are early in their life cycle and as such are subject to uncertain market demand and may face obstacles in manufacturing and deployment and competitive response. Customers may not invest the additional capital required for initial system deployment. Additionally, as customers in these markets complete infrastructure deployments, they may require greater levels of service, support and financing than we provided in the past. There can be no assurance that we can provide products, services, support and financing to effectively compete for these market opportunities.

A limited number of our customers will comprise a large portion of our revenues and any decrease in revenues from these customers could have an adverse effect on our business, financial condition, operating results and prospects.

A large portion of our revenue is dependent on sales to a limited number of customers. The largest single customer group is independent local exchange carriers, which includes BellSouth, Qwest Communications, SBC and Verizon. There can be no assurance that large existing customers will continue to purchase products from us at current levels, if at all. In the event that a significant existing customer merges with another company, there can be no assurance that it will continue to purchase our products. The loss of one or more large existing customers or a decrease in the level of purchases from these customers could have a material adverse effect on our business, financial condition, operating results and prospects.

Our revenues depend on the capital spending programs and financial capabilities of our customers and ultimately on the demand for new telecommunications services from end users.

Our customers will be telecommunications carriers and, in the U.S., include, without limitation, incumbent local exchange carriers, independent operating companies and regional Bell operating companies, or RBOCs. Our ability to generate revenues will depend upon the capital spending patterns and financial capabilities of these customers, continued customer demand for our products and services, and end user demand for advanced telecommunications services. The telecommunications industry has recently been affected by financial problems and reduced capital spending by carriers. These conditions have adversely affected our operating results in prior fiscal years and, if these conditions persist or worsen, could cause a slowdown in the combined company’s sales. Further, there can be no assurance that carriers, foreign governments or other customers will pursue infrastructure upgrades that will necessitate the implementation of advanced product solutions such as those offered by us. Infrastructure improvements may be delayed or prevented by a variety of factors including cost, regulatory obstacles, mergers, the lack of consumer demand for advanced telecommunications services and alternative approaches to service delivery. Reductions in capital expenditures by companies in the telecommunications industry could seriously harm our revenues, net income and cash flows.

We operate in a highly competitive industry.

Our products and services offered will continue to face competitive pressures. Our success in competing with other manufacturers of communications equipment products and services will depend primarily on our ability to integrate acquired company’s businesses effectively with ours, and on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses and management of assets. We may also face more intense competition in certain markets as a reaction to our larger presence. Pricing pressures could increase from current and future competitors and customers. Many current competitors have, and future competitors may also have, more engineering, manufacturing, marketing, financial and personnel resources available to them, may have better access to such resources and may be better able to attract and retain highly qualified personnel resources. Competition may also be affected by consolidation among communications equipment providers as well as entrants into the communications equipment market. As a result, other providers may be able to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, technological change, the increasing addition of Internet, data, video, voice and other services to networks, the possibility of regulatory changes and industry consolidation are likely to continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may adversely affect our business, operating results and financial condition.

Conditions in international markets could affect our operations.

Due to our international sales and our international operations and research and development organizations, we will be subject to the risks of conducting business internationally. These risks include:

•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in legislative or regulatory requirements;

•	fluctuations in currency exchange rates;

•	tariffs and other barriers and restrictions, including established relationships between government-controlled carriers and local equipment vendors;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes, including any U.S. taxes imposed upon our actual or deemed repatriation of earnings of foreign subsidiaries;

•	potentially lower margins and less certainty of support for customer relationships where foreign sales are made through local distributors; and

•	the burdens of complying with a variety of foreign laws and telecommunications standards.

We are also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. We maintain business operations and have sales in many international markets. Economic conditions in many of these markets represent significant risks. We cannot predict whether sales and business operations in these markets will be adversely affected by these conditions after the merger. Instability in foreign markets, particularly in Asia, Latin America and the Middle East, could have a negative impact on our business, financial condition and operating results. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions, which may adversely affect our business, financial condition and operating results in the future.

We may encounter difficulties obtaining necessary raw materials and supplies.

Our ability to produce and service our products and meet customer demands will be dependent upon our ability to obtain timely deliveries of important raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than us may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. In addition, we currently purchase certain key components from sole or limited-source vendors, and most of our component purchases are on a purchase order basis without guaranteed supply arrangements. If supply is disrupted, we may be unable to identify an alternative source in a timely manner, at favorable prices or of acceptable quality. These circumstances could limit our ability to meet scheduled deliveries to customers and increase our expenses. Reduced supply or higher prices for raw materials and supplies may adversely affect our business, operating results and financial condition.

We depend on contract manufacturers and third-party service providers.

We have purchase agreements with contract manufacturers which require the manufacturers to purchase component parts to be used in manufacturing our products and authorize them to buy components in accordance with agreed-upon lead times. As customers increasingly demand shorter delivery timeframes, the difficulty of accurately forecasting component needs creates additional risk. Failing to estimate requirements accurately can lead to monetary penalties, excess or obsolete inventory or disruptions in manufacturing of our products. In addition, the contract manufacturers may not allocate sufficient resources to the timely completion of our orders in accordance with our quality standards. Qualifying a new contract manufacturer is costly and time consuming and could result in significant interruptions in the supply of products to our customers.

We rely on a small number of contract manufacturers to perform the majority of the manufacturing operations for our products. The qualification of these manufacturers is an expensive and time-consuming process, and these contract manufacturers build products for other companies, including our competitors. We are constantly reviewing their contract manufacturing capability to ensure that our production requirements are met in terms of cost, capacity and quality. Periodically, we may decide to transfer the manufacturing of a product from one contract manufacturer to another, to better meet our production needs. It is possible that we may not effectively manage this transition or the new contract manufacturer may not perform as well as expected and, as a result, we may not be able to fill orders in a timely manner which could harm our business. These limitations and the failure to timely deliver products may adversely affect our business, operating results and financial condition.

We rely on the use of third-party customer service providers to deliver, install and turn-up products offered to customers. We depend on such third-party agents to perform key on-site services for our customers. We cannot control the availability of such resources in the markets served or the quality of the services provided by such third parties. Scarcity of resources, price fluctuations or quality or delivery issues may adversely affect our business, operating results and financial condition.

We may be unable to sell customer-specific inventory, which could result in lower gross profit margins and net income.

Some customers’ order specifications require us to design and build systems and purchase parts that are unique to a customer. In many cases, we forecast and purchase components in advance and allocate resources to design and manufacture the systems. If customers’ requirements change or if they delay or cancel orders, we may be unable to cost-effectively rework system configurations or return parts to inventory as available-for-sale. Writedowns and accruals for unrealizable inventory will negatively impact our gross profit margins and net income.

Intellectual property rights may not be adequate to protect our business.

Our future success depends in part upon our proprietary technology. Although we have attempted to protect our proprietary technology through various mechanisms, including patents, copyrights, trademarks, contractual obligations and trade secrets, third parties nevertheless may attempt to use our technology without authorization. Policing the unauthorized use of products and technologies is difficult, particularly in certain foreign countries, whose laws may not protect intellectual property rights to the same extent as the laws of the U.S. or other countries. Litigation may be necessary to enforce our intellectual property rights, which could be costly and disruptive while not guaranteeing a successful result. In addition, competitors may be able to develop competitive technology independently without violating our proprietary rights. Any inability to protect or enforce proprietary rights and information could result in loss of competitive advantage, loss of customer orders and decreased revenues.

We may be subject to intellectual property infringement claims that are costly and time consuming to defend and could limit our ability to use some technologies in the future.

As the competition in the communications equipment industry increases and the functionality of the products in this industry converges, companies in the communications equipment industry are increasingly becoming the target of infringement claims and other intellectual property disputes. We are likely to remain subject to claims based upon third-party patents or other proprietary rights, including claims that may originate from competitors. Any such third parties may choose to litigate their claims, or we may pursue litigation to determine the scope and validity of such third parties’ rights. We may be unsuccessful in any such litigation. We may be unable to secure, on commercially reasonable terms, any licenses that we may seek to secure. Third-party claims, whether with or without merit, potentially can result in:

•	costly litigation;

•	diverting management’s time, attention and resources;

•	delaying or halting product shipments;

•	requiring us to pay damages;

•	requiring us to enter into royalty-bearing licensing arrangements or to obtain substitute technology of lower quality or higher cost; or

•	otherwise imposing obligations or restrictions that could adversely affect our business, financial condition and operating results.

Product quality or performance problems could impact our business.

The development and production of new products with high technology content often involves problems with software, components and manufacturing methods. If significant reliability, quality or network monitoring problems develop, including those due to defects in software or faulty components, a number of negative effects on our business could result, including:

•	costs associated with fixing software or hardware defects;

•	high service and warranty expenses;

•	payment of liquidated damages for performance failures;

•	high inventory obsolescence expense;

•	high levels of product returns;

•	delays or interruptions in product turn-up;

•	delays in collecting accounts receivable;

•	reduced orders from existing customers; and

•	declining interest from potential customers.

We may not realize expected benefits from any restructuring initiatives.

In response to industry and market conditions, we have restructured businesses and reduced our workforce. In light of the rapidly changing market for communications equipment, we may have to restructure in the future to achieve certain cost savings and to strategically realign our resources. We cannot predict whether we will realize expected synergies and improved operating performance as a result of any restructuring and streamlining of operations. We also cannot predict whether any restructuring and streamlining of operations will adversely affect our ability to retain key employees, which, in turn, would adversely affect our operating results. Further, in the event the market fluctuates up or down, we may not have the appropriate level of resources and personnel to appropriately react to the change.

We may be unable to identify or complete strategic acquisitions, investments and dispositions.

Our long-term growth strategy includes the continued acquisition of, or investment by us in, complementary businesses, products, services or technologies. We cannot assure that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure that we will be able to make acquisitions or investments on commercially acceptable terms, if at all. If we acquire a company, we may have difficulty assimilating its businesses, products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, we may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to our stockholders. We may also need to make further investments to support the acquired company and may have difficulty identifying and acquiring the appropriate resources. We may also decide to dispose of or otherwise exit businesses which may result in the recording of accrued liabilities for special one-time charges, such as workforce reduction costs, closure of excess facilities and excess inventory write-offs. Furthermore, estimates with respect to the useful life and ultimate recoverability of our carrying basis of assets, including goodwill and purchased intangible assets, could change as a result of such disposition.

We are subject to numerous and changing industry regulations and standards.

Our products must comply with a significant number of communications industry technological regulations and standards, which vary between U.S. and international markets, and must interoperate with other products. Testing to ensure compliance with technological standards and interoperability requires significant investments of time and money. If we fail to ensure compliance with evolving standards and regulations in a timely manner or fail to maintain interoperability with equipment from other companies, we could experience customer contract penalties or delayed or lost customer orders, decreased revenues and reduced net income that may adversely affect our business, financial condition and operating results. To remain competitive, we must also maintain compliance with industry certifications such as ISO, but we assure you that we will be able to do so.

We operate in an environment subject to changing governmental regulations.

The communications equipment industry is subject to governmental regulation in the U.S. and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the U.S. and internationally. Federal and state regulatory agencies regulate most of our domestic customers, and foreign customers are also subject to regulation. In particular, there may be future changes in U.S. telecommunications regulations that could slow the expansion of the service providers’ network infrastructures and adversely affect our business, operating results and financial condition. Future changes in tariffs by regulatory agencies or application of tariff requirements to currently untariffed services could adversely affect the sales of our products for certain classes of customers. Moreover, uncertainty regarding future legislation and governmental policies combined with emerging competition may also affect the demand for our products. Competition could intensify as a result of future regulatory changes or new regulations in the U.S. or internationally, which could adversely affect our business, operating results and financial condition.